

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2015

<u>Via E-mail</u>
A. William Stein
Chief Executive Officer
Digital Realty Trust, Inc. and Digital Realty Trust, L.P.
Four Embarcadero Center, Suite 3200
San Francisco, CA 94111

  Re: **Digital Realty Trust, Inc.**
     Form 10-K for the fiscal year ended December 31, 2014
     Filed March 2, 2015
     File No. 1-32336

     Digital Realty Trust, L.P.
     Form 10-K for the fiscal year ended December 31, 2014
     Filed March 2, 2015
     File No. 0-54023

Dear Mr. Stein:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Daniel L. Gordon

            Daniel L. Gordon
            Senior Assistant Chief Accountant